FORM 6-K/A
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of: May 2010	Commission File Number: 001-133354
BANK OF MONTREAL
(Name of Registrant)

100 King Street West 1 First Canadian Place Toronto, Ontario Canada, M5X 1A1 (Executive Offices)	129 rue Saint-Jacques Montreal, Quebec Canada, H2Y 1L6 (Head Office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐       Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________.

INCORPORATION BY REFERENCE
The Form 6-K filed by the registrant on May 3, 2010 (the “Form 6-K”) is hereby amended such that the information contained in the Form 6-K and any exhibits thereto shall be deemed filed with the Securities and Exchange Commission (“SEC”) solely for purposes of incorporation by reference into and as part of the following registration statements of the registrant on file with and declared effective by the SEC:
1.	Registration Statement — Form F-3 — File No. 333-148054

2.	Registration Statement — Form F-3 — File No. 33-96354

3.	Registration Statement — Form S-8 — File No. 333-113096

4.	Registration Statement — Form S-8 — File No. 333-14260

5.	Registration Statement — Form S-8 — File No. 33-92112

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANK OF MONTREAL
By:	/s/ Russel C. Robertson
	Name:	Russel C. Robertson
	Title:	Chief Financial Officer

By:	/s/ Simon A. Fish
	Name:	Simon A. Fish
	Title:	Executive Vice-President and General Counsel

Date: May 4, 2010

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	BMO Capital Trust to Redeem $350,000,000 Trust Capital Securities — Series A (“BMO BOaTS”)